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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------
                                  SCHEDULE 13G

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                                   -----------

                               (AMENDMENT NO. 14)*


                          UNITED INDUSTRIAL CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


           COMMON STOCK,
     PAR VALUE $1.00 PER SHARE                         910671-10-6
--------------------------------------     -------------------------------------
   (TITLE OF CLASS OF SECURITIES)                    (CUSIP NUMBER)


                                DECEMBER 31, 2001
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ]  RULE 13D-1(B)
[ ]  RULE 13D-1(C)
[X]  RULE 13D-1(D)
                                   ----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                                Page 1 of 5 Pages

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

------------------------------- --------------------------------------------            -----------------------------
CUSIP No.                       910671-10-6                                     13G                Page 2 of 5
------------------------------- --------------------------------------------            -----------------------------
------------- --------------------------------------------------- ---------------------------------------------------
  1           NAME OF REPORTING PERSONS:                          ELAINE FEIN


              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
------------- -------------------------------------------------------------------------------------- ----------------
  2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                             (A) [_]
                                                                                                             (B) [X]
------------- -------------------------------------------------------------------------------------------------------
  3           SEC USE ONLY

------------- --------------------------------------------------- ---------------------------------------------------
  4           CITIZENSHIP OR PLACE OF ORGANIZATION:               UNITED STATES

-------------------- ------ ------------------------------------------------ ----------------------------------------
  NUMBER OF            5    SOLE VOTING POWER:                                              0
   SHARES
                     ------ ------------------------------------------------ ----------------------------------------
BENEFICIALLY           6    SHARED VOTING POWER:                                      983,747
  OWNED BY
                     ------ ------------------------------------------------ ----------------------------------------
    EACH               7    SOLE DISPOSITIVE POWER:                                         0
  REPORTING
                     ------ ------------------------------------------------ ----------------------------------------
 PERSON WITH           8    SHARED DISPOSITIVE POWER:                                 983,747

------------- -------------------------------------------------------------- ----------------------------------------
  9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:           983,747

------------- -------------------------------------------------------------------------------------- ----------------
  10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
                                                                                                               [  ]
------------- -------------------------------------------------------------------------------------- ----------------
  11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                     7.65%

------------- --------------------------------------------------- ---------------------------------------------------
  12          TYPE OF REPORTING PERSON:*                          IN
------------- --------------------------------------------------- ---------------------------------------------------


*  SEE INSTRUCTIONS BEFORE FILLING OUT!


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
ITEM 1.    NAME OF ISSUER AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

           (a) and (b). This Statement on Schedule 13G (the "Schedule 13G") relates to the common stock, par value $1.00 per share (the "Common Stock"), of United Industrial Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 570 Lexington Avenue, New York, NY 10022.

ITEM 2.    NAME OF PERSON FILING

           (a) Name of Person Filing:

           The name of the filing person is Elaine Fein. The original reporting person of this Schedule 13G was Bernard Fein, the filing person's now deceased spouse. The filing person and Morgan Guaranty Trust Company of New York are the co-executors of The Estate of Bernard Fein. The filing person is also a trustee of The Fein Foundation.

           (b) Address of Principal Business Office or, if None, Residence:

           80 Garden Road, Scarsdale, NY 10583

           (c), (d) and (e). For information with respect to citizenship of the filing person, title of class of securities and CUSIP number for the shares held by such person, see the cover page above.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS:

           (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

           (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

           (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

           (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

           (e)  [ ] An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

           (f) [ ] An Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

           (h) [ ] A Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

           (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

           (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

           Not applicable.

ITEM 4.    OWNERSHIP

           (a) - (c). The response of the filing person to Items 5 through 11 of the cover sheet which relate to the beneficial ownership of the Common Stock of the Issuer is incorporated herein by reference. Of the 983,747 shares as to which the filing person has shared voting and dispositive power, (x) 912,551 shares are owned by The Estate of Bernard Fein, of which the filing person is an executor (Bernard Fein being the filing person's deceased spouse), and (y) 71,196 shares are owned by The Fein Foundation, of which the filing person is a trustee. The percentage ownership of the filing person is based upon 12,859,868 shares of Common Stock outstanding as of November 2, 2001 as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of Securities, check the following |_|.

           Not applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                     Other persons are known to have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, certain of such securities. No such person individually has such interest relating to more than five percent of the class.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

           Not applicable.

ITEM 10.   CERTIFICATION

           Not applicable.


             [The remainder of this page intentionally left blank.]

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 14, 2002                    /s/ Elaine Fein
                                            ----------------------------------
                                            Elaine Fein



















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